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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-09630

 /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / Form N-SAR

(Check One):

                        For Period Ended: July 31, 1998

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: _______________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

                                 CML GROUP, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                                 524 Main Street
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            Address of Principal Executive Office (Street and Number)

                                 Acton, MA 01720
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                            City, State and Zip Code


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                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 1998 could not be filed within the prescribed time period because certain information relating to the financing and operation of one of the Registrant's two principal subsidiaries could not be prepared by the Registrant within such time period without unreasonable effort or expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        John A. C. Pound                (978)                  264-4155
        ----------------             -----------          ------------------
             (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


     [X]  Yes    [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has reported operating results for the fiscal year ended July 31, 1998. A copy of the Registrant's press release is attached.



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                                 CML GROUP, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date: OCTOBER 30, 1998          By: /s/ John A. C. Pound
        -------------------          ----------------------------------
                                     John A. C. Pound, Chairman and
                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
            --------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



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CML                                                NEWS RELEASE
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                                                   524 Main Street
                                                   Acton, Massachusetts 01720
                                                   Telephone: (978) 264-4155
                                                   Fax: (978) 264-4073

CONTACT: Lynn Harrison
         Director of Investor Relations
         (978) 264-4155


FOR IMMEDIATE RELEASE
---------------------
October 29, 1998

                         CML REPORTS FISCAL 1998 RESULTS
                         -------------------------------

     Acton, Mass., October 29, 1998 -- CML Group, Inc. (NYSE: CML) today reported a consolidated net loss of $127,378,000, or $2.54 per share, for the fiscal year ended July 31, 1998, compared with a net loss of $40,214,000, or $0.81 per share, in fiscal 1997. The Company's consolidated results for fiscal 1998 included a provision for income taxes of $31,416,000, reflecting a reduction of the Company's deferred income tax balances. The consolidated results for the prior year reflected an income tax benefit of $20,717,000.

     The net loss for fiscal 1998 also included restructuring and asset impairment charges of $11,767,000, which NordicTrack recorded for the shutdown of its manufacturing and distribution facility in Glencoe, Minnesota, and to exit the direct response and catalog businesses. Sales for fiscal 1998 totaled $274,360,000, compared with $341,315,000 for fiscal 1997, primarily reflecting the Company's decision to exit the unprofitable direct response and catalog distribution channels.

     For fiscal 1998, Smith & Hawken's operating profit was $2,801,000, compared with an operating profit of $2,008,000 in fiscal 1997. NordicTrack's operating loss, including restructuring and asset impairment charges for fiscal 1998, was $85,649,000, compared with an operating loss of $58,641,000 in fiscal 1997. For fiscal 1998, sales at Smith & Hawken increased 19.7% over fiscal 1997 to $88,041,000, while sales at NordicTrack decreased 30.4% to $186,319,000. The sales decrease at NordicTrack was primarily attributable to the decision made in January to exit the direct response and catalog sales channels.


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     For the fourth quarter of fiscal 1998, CML reported a net loss on a consolidated basis of $25,007,000, or $0.49 per share. The net loss for the quarter included restructuring charges of $357,000 related to the strategic repositioning of NordicTrack which began during the second quarter of the fiscal year. For the fourth quarter of fiscal 1997, the Company reported a net loss of $12,776,000, or $0.26 per share. Sales for the fourth quarter of fiscal 1998 totaled $47,529,000, compared with $62,915,000 for the corresponding period of fiscal 1997.

     For the fourth quarter of fiscal 1998, Smith & Hawken's operating income equaled $3,968,000, compared with operating income of $2,874,000 in the corresponding period of fiscal 1997. NordicTrack's operating loss for the fourth quarter of fiscal 1998 was $23,986,000, compared with an operating loss of $21,205,000 in the corresponding period of the fiscal 1997.

     Sales at Smith & Hawken for the fourth quarter of fiscal 1998 totaled $28,125,000, an increase of 23.8% over the corresponding quarter of fiscal 1997, while sales at NordicTrack totaled $19,404,000, representing a decrease of 51.7% over the prior year quarter. The sales decrease at NordicTrack was primarily attributable to the decision made in January to exit the direct response and catalog sales channels.

     Separately, CML place to file an application with The Securities and Exchange Commission (SEC) for a 15-day extension in the filing of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1998. The Company also disclosed that as a result of the Company's recurring losses from operations and stockholders' deficit, the Company expects that its independent auditors report on the Company's fiscal 1998 consolidated financial statements will contain an explanatory paragraph relating to uncertainty with respect to the Company's ability to continue as a going concern in its present configuration.

     As previously announced, CML is taking steps to position its Smith & Hawken subsidiary to execute its strategic plan. To that end, CML is in discussions with its lenders to provide Smith & Hawken with continued and expanded financing for its retail store expansion strategy. The Company's lenders have indicated their intent to provide continued and expanded financing to Smith & Hawken subject to final agreement on terms and conditions.




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     CML is a marketer of products for consumers that enhance healthy, active lifestyles. Its products are sold under the trade names Smith & Hawken, NordicTrack and Nordic Advantage.

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     This news release contains forward-looking statements relating to the
Company's future strategic prospects and opportunities, and such statements involve risks and uncertainties. In addition to the risk factors referred to in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, factors which may affect the Company's future operating results include: the market's response to the Company's new and existing products; the impact of competition in the Company's marketplace; the ability of the Company to successfully manage its marketing channels, including its wholesale channel; the Company's continuing efforts to reduce costs; the Company's ability to successfully execute the NordicTrack restructuring plan; the Company's ability to successfully introduce new NordicTrack product lines; the availability of capital resources; and delays in the introduction of new products.

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                           FINANCIAL TABLE, NEXT PAGE



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                        CML GROUP, INC. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL INFORMATION
                       ----------------------------------
            (In 000's, except per share data and shares outstanding)

                                                          THREE MONTHS ENDED                  FOR THE YEAR ENDED
                                                  July 31, 1998      July 31, 1997    July 31, 1998      July 31, 1997
                                                  -------------      -------------    -------------      -------------

Net sales                                          $     47,529      $     62,915      $    274,360      $    341,315
                                                   ------------      ------------      ------------      ------------
Less costs and expenses:
  Cost of goods sold                                     34,036            34,946           161,875           164,081
  Selling, general and administrative expenses           32,443            46,616           185,606           235,765
  Impairment charges                                      - - -               106             2,877               603
  Restructuring charges                                     357             - - -             8,890             - - -
  Interest expense                                        5,700               605            11,074             1,797
                                                   ------------      ------------      ------------      ------------
  Total costs and expenses                               72,536            82,273           370,322           402,246
                                                   ------------      ------------      ------------      ------------
Loss from operations before income taxes                (25,007)          (19,358)          (95,962)          (60,931)
Income tax provision (benefit)                            - - -            (6,582)           31,416           (20,717)
                                                   ------------      ------------      ------------      ------------

Net loss                                           $    (25,007)     $    (12,776)     $   (127,378)     $    (40,214)
                                                   ============      ============      ============      ============


Loss per share, basic and diluted                  $      (0.49)     $      (0.26)     $      (2.54)     $      (0.81)

Weighted average shares outstanding                  50,831,605        49,913,333        50,207,014        49,837,026





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